SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended June, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

21 June 2013

BP p.l.c.
First quarter interim dividend for 2013
Allotments for Scrip Dividend Programme

Ordinary shares
BP p.l.c. confirms the allotment and issue of 43,754,757 ordinary shares of US$0.25 each ('shares') to shareholders who elected to receive ordinary shares under the Scrip Dividend Programme as an alternative for the first quarter interim dividend for 2013, payable on 21 June 2013. This allotment and issue includes the election made by the Depositary, JPMorgan Chase Bank in order to issue ADSs to ADS holders who elected to receive ADSs under the Scrip Dividend Programme, as outlined below. The shares rank pari passu with the existing issued ordinary shares of the Company.
Following the issue of the above shares, the number of ordinary shares in issue will be 20,772,590,951 of which 1,808,185,774 are held as treasury shares leaving a balance of 18,964,405,177 ordinary shares with voting rights.

Application has been made to the Financial Conduct Authority for the shares to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading. Dealings in the shares are expected to commence on 21 June 2013.

American Depositary Shares ('ADSs')
In accordance with the terms of the Scrip Dividend Programme for ADS holders and the Deposit Agreement between BP p.l.c. and the Depositary, JPMorgan Chase Bank, 1,174,529.76 ADSs (each representing 6 ordinary shares) are to be issued to ADS holders who elected to receive ADSs under the Scrip Dividend Programme. This number reflects an adjustment for the fee payable to the Depositary under the Deposit Agreement ($0.05 per ADS). Prior to the first quarter 2012 dividend payment stamp duty reserve tax ("SDRT") of 1.5% was deducted from this calculation, but following a recent tax tribunal decision, HM Revenue & Customs will no longer seek to impose 1.5% SDRT on issues of UK shares and securities to non-EU clearance services and depositary receipt systems.Application has been made to the New York Stock Exchange for the listing of the ADSs on the New York Stock Exchange. Dealings in the ADSs are expected to commence on 21 June 2013.

Details of the first quarter dividend are available at www.bp.com/dividends and details of the Scrip Dividend Programme are available at www.bp.com/scrip.

Jens Bertelsen
Deputy Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 21 June, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary